Exhibit (h)(6)

                   NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
                                605 Third Avenue
                          New York, New York 10158-0180

January 1, 2000

Neuberger Berman Management Inc.
605 Third Avenue, 2nd Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

      Mid-Cap Growth Portfolio and Guardian Portfolio (each a "Portfolio", and collectively, the "Portfolios") are each a series of Neuberger Berman Advisers Management Trust, a Delaware business trust ("Trust").

      You hereby agree during the period from January 1, 2000 through April 30, 2001 ("Limitation Period"), to pay each Portfolio's operating expenses and, to the extent applicable, its pro rata share of its corresponding master series' total operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses of the Portfolio) ("Operating Expenses") which exceed, in the aggregate, the rate of 1.00% per annum of the Portfolio's average daily net assets ("Expense Limitation").

      Each Portfolio in turn agrees to reimburse you through December 31, 2004 ("Reimbursement Period"), out of assets belonging to that Portfolio for any Operating Expenses of the Portfolio in excess of the Expense Limitation paid or assumed by you during the Limitation Period, provided that you would not be entitled to reimbursement for any amount by which such reimbursement would cause Operating Expenses in respect of the Reimbursement Period to exceed the Expense Limitation, and provided further that no amount will be reimbursed by the Portfolio more than three years after the year in which it was incurred by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this agreement.

      You understand that you shall look only to the assets of the respective Portfolio for performance of this agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefor.

      This agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced

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in accordance with, the internal laws of the State of New York. Any amendment to this agreement shall be in writing signed by the parties hereto.

      If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

                                        Very truly yours,

                                        NEUBERGER BERMAN ADVISERS
                                        MANAGEMENT TRUST
                                        on behalf of Mid-Cap Growth Portfolio
                                        and Guardian Portfolio


                                    By:_____________________________________

                                    Title:__________________________________

The foregoing agreement is hereby
accepted as of January 1, 2000

NEUBERGER BERMAN MANAGEMENT INC.


By:___________________________________

Title:________________________________